UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Amgen Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   031162100
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.  031162100

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person:

Wyeth

2
Check the Appropriate Box if a Member of a Group        (a)  [  ]
                                                        (b)  [  ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
Sole Voting Power

        0

6
Shared Voting Power

        O

7
Sole Dispositive Power

        0

8
Shared Dispositive Power

        0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

        0
10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11
Percent of Class Represented by Amount in Row (9)

        0%
12
Type of Reporting Person (See Instructions)

        CO

SCHEDULE 13G
CUSIP No.  031162100

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person:

MDP Holdings, Inc. ("MDP")

2
Check the Appropriate Box if a Member of a Group        (a)  [  ]
                                                        (b)  [  ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
Sole Voting Power

        0

6
Shared Voting Power

        0

7
Sole Dispositive Power

        0

8
Shared Dispositive Power

        0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

        0

10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11
Percent of Class Represented by Amount in Row (9)

        0%
12
Type of Reporting Person (See Instructions)

        CO

SCHEDULE 13G
CUSIP No.  031162100

Item 1(a).      Name of Issuer:

Amgen Inc. ("Amgen")

Item 1(b).      Address of Issuer's Principal Executive Offices:

One Amgen Center Drive
Thousand Oaks, California 91320-1799

Item 2(a).      Name of Persons Filing:

Wyeth
MDP Holdings, Inc.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

5 Giralda Farms
Madison, New Jersey 07940

Item 2(c).      Citizenship:

Wyeth - Delaware

MDP Holdings, Inc. - Delaware

Item 2(d).      Title of Class of Securities:

Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e).      CUSIP Number:

031162100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [  ] Bank as defined in section 3(a)(6) of the Exchange Act;

(c) [  ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Rule
13d-1(c), check this box. [ X ]

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Wyeth and MDP own 0 shares of Common Stock as of the date of this Amendment
No. 1.

(b) Percent of Class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote                    0

(ii) Shared power to vote or to direct the vote                 0

(iii) Sole power to dispose or to direct the disposition of     0

(iv) Shared power to dispose or to direct the disposition of    0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WYETH

                                         By: /s/ Jack M. O'Connor
                                         Name: Jack M. O'Connor
                                         Title: Vice President and Treasurer



                                         MDP HOLDINGS, INC.

                                         By: /s/ Jeffrey S. Sherman
                                         Name: Jeffrey S. Sherman
                                         Title: Vice President





January 27, 2003